UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
Tyra Biosciences, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)

90240B106

(CUSIP Number)

Josh La Grange

Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2024

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,448,359

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,448,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,448,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Based on 52,371,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,058,747 shares of the Issuer’s common stock outstanding as of November 6, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023, (ii) 26,583 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days; and (iii) 9,286,023 shares of the Issuer’s Common Stock acquired by certain Purchasers under the Private Placement.

CUSIP No. 90240B106

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,448,359

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,448,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,448,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Based on 52,371,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,058,747 shares of the Issuer’s common stock outstanding as of November 6, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023, (ii) 26,583 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days; and (iii) 9,286,023 shares of the Issuer’s Common Stock acquired by certain Purchasers under the Private Placement.

CUSIP No. 90240B106

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,448,359

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,448,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,448,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on 52,371,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,058,747 shares of the Issuer’s common stock outstanding as of November 6, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023, (ii) 26,583 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days; and (iii) 9,286,023 shares of the Issuer’s Common Stock acquired by certain Purchasers under the Private Placement.

CUSIP No. 90240B106

1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
85,939

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
85,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Based on 52,371,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,058,747 shares of the Issuer’s common stock outstanding as of November 6, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023, (ii) 26,583 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days; and (iii) 9,286,023 shares of the Issuer’s Common Stock acquired by certain Purchasers under the Private Placement.

CUSIP No. 90240B106

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
85,939

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
85,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on 52,371,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,058,747 shares of the Issuer’s common stock outstanding as of November 6, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023, (ii) 26,583 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days; and (iii) 9,286,023 shares of the Issuer’s Common Stock acquired by certain Purchasers under the Private Placement.

CUSIP No. 90240B106

1	NAMES OF REPORTING PERSONS
Siddarth Subramony

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,583 *

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,583 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,583 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% **

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Consists of 26,583 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.
**Based on 52,371,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,058,747 shares of the Issuer’s common stock outstanding as of November 6, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023, (ii) 26,583 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days; and (iii) 9,286,023 shares of the Issuer’s Common Stock acquired by certain Purchasers under the Private Placement.

This amendment (this “Amendment No. 2”) further amends and supplements the statement on Schedule 13D filed on September 24, 2021 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), Aaron I. Davis, and Joe Lewis with respect to the Common Stock, par value $0.0001 (the “Common Stock”) of Tyra Biosciences, Inc. (the “Issuer”), as previously amended on June 16, 2022 (“Amendment No. 1”). Amendment No.1 was the initial filing for Siddarth Subramony. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosure set forth below in Item 4 of this Amendment regarding the acquisition of the shares of Common Stock and the Pre-Funded Warrants in the Private Placement is incorporated herein.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On February 1, 2024, Boxer Capital and MVA Investors, along with other investors (together, the “Purchasers”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which, along with other investment commitments by other Purchasers, MVA Investors agreed to purchase 63,412 shares of Common Stock at a price per share of $13.01 and Boxer Capital agreed to purchase pre-funded warrants to purchase an aggregate of 705,280 shares of Common Stock (the “Pre-Funded Warrants”) in lieu of shares of Common Stock, at a purchase price of $13.009 per Pre-Funded Warrant, in a private placement transaction (the “Private Placement”). Subject to the Conversion Limit described below, the Pre-Funded Warrants are immediately exercisable at a price of $0.001 per share of Common Stock and will not expire. The Private Placement closed on February 6, 2024. Each of Boxer Capital and MVA Investors paid for the securities acquired in the Private Placement using its working capital.

Boxer Capital acquired the Pre-Funded Warrants subject to the condition that it will not be entitled to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise, would cause it (together with its affiliates) to own more than 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants (the “Conversion Limit”). However, Boxer Capital may increase or decrease such percentage to any other percentage not in excess of 19.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice is delivered to the Issuer. The exercise price and the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants will be subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. In the event of certain fundamental transactions (as described in the Pre-Funded Warrants), a holder of Pre-Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre-Funded Warrants.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days after the closing of the Private Placement (subject to certain exceptions) for purposes of registering the resale of the shares of Common Stock acquired in the Private Placement (the “Shares”) and the shares of Common Stock underlying the Pre-Funded Warrants (the “Warrant Shares”), to use its reasonable best efforts to have such registration statement declared effective within the time period set forth in the Securities Purchase Agreement, and to keep such registration statement effective until the earliest of (i) the time as all of the Shares and Warrant Shares have been sold pursuant to the registration statement, or (ii) such time as the Shares and Warrant Shares become eligible for resale by non-affiliates without any volume limitations or other restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Issuer, indemnification obligations of the Issuer and the Purchasers, including for liabilities under the Securities Act, and other obligations of the parties.

The Issuer filed a Form 8-K with the SEC on February 5, 2024 (the “Issuer Private Placement 8-K”), further describing the Securities Purchase Agreement, the Private Placement and the Pre-Funded Warrants. The descriptions of the Securities Purchase Agreement, the Private Placement and the Pre-Funded Warrants set forth herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Securities Purchase Agreement and the Pre-Funded Warrants, which are filed as Exhibit 10.1 and Exhibit 4.1, respectively, to the Issuer Private Placement 8-K.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, see the information presented on the cover pages of this Amendment No. 2.

Item 5(c) is hereby amended and restated to read as follows:

(c) The disclosure set forth above in Item 4 of this Amendment regarding the acquisition of the shares of Common Stock and the Pre-Funded Warrants in the Private Placement is incorporated herein.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 of this Amendment regarding the Securities Purchase Agreement and the Pre-Funded Warrants is incorporated herein.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 3	Form of Pre-Funded Warrant (incorporated by reference herein to Exhibit 4.1 of the Issuer Private Placement 8-K filed with the Commission on February 5, 2024).

Exhibit 4	Securities Purchase Agreement, dated February 1, 2024, by and between Tyra Biosciences, Inc. and each of the purchasers party thereto (incorporated by reference herein to Exhibit 10.1 of the Issuer Private Placement 8-K filed with the Commission on February 5, 2024).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 8, 2024

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually

SIDDARTH SUBRAMONY

/s/ Siddarth Subramony
Siddarth Subramony, Individually